October 18, 2019

VIA EDGAR

Ms. Folake Ayoola

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WisdomTree Continuous Commodity Index Fund (the “Company”)

Registration Statement on Form S-3 (File Nos. 333-233919 and 333-233919-01)

Dear Ms. Ayoola:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on Tuesday, October 22, 2019, or as soon thereafter as reasonably practicable.

Very truly yours,

WISDOMTREE CONTINUOUS COMMODITY INDEX FUND

By:	WisdomTree Commodity Services, LLC, its Managing Owner

By:	/s/ Jeremy Schwartz
Name:	Jeremy Schwartz
Title:	Chief Executive Officer

245 Park Avenue, 35th Floor, New York, NY 10167 | 212-801-2080 Tel 212-801-2081 Fax